SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                             REGENCY EQUITIES CORP.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    758855100
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 11, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 40 Pages)

                            Exhibit Index on Page 26
- --------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         REGENCY SHAREHOLDERS COMMITTEE
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC, PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        00
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         RICHARD SANDLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              M&L 1981 TRUSTS
                              RICHARD SANDLER, TRUSTEE

- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        CALIFORNIA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              L&S 1981 TRUSTS
                              RICHARD SANDLER, TRUSTEE

- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        CALIFORNIA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         RONALD LABOW
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        N/A
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         JACK HOWARD
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ROBERT FROME
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               40,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           40,000
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        40,000
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .05%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ROBERT FROME PENSION AND PROFIT SHARE
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) /X/
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        N/A
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 3 amends the Schedule 13D dated December 29, 1994, as amended heretofore (the "Schedule 13D"), jointly filed by the undersigned. Pursuant to Rule 101 of Regulation S-T, this Amendment No. 3 amends and restates the Schedule 13D to read in its entirety as follows:

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the Common Stock, par value $.01 per share, of Regency Equities Corp. ("Issuer"). The principal executive offices of the Issuer are located at 3660 Wilshire Boulevard, Suite 336, Los Angeles, California 90010.


ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed on behalf of the Regency Shareholders Committee (the "Regency Shareholders Committee"), Richard Sandler, individually and as trustee of each of the M&L 1981 Trusts and the L&S 1981 Trusts, and Robert Frome. The Regency Shareholders Committee is not a business entity and has no place of organization, principal business or business address. The Regency Shareholders Committee can be contacted through Warren Lichtenstein, Chairman of the Regency Shareholders Committee, c/o Steel Partners II, L.P., 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  The Regency Shareholders Committee is composed of Warren Lichtenstein, Lawrence Butler, Jack Howard and Ronald LaBow. Information set forth below relating solely to each of them is provided by such individual. On June 10, 1996, the Regency Shareholders Committee was disbanded and therefore it is no longer a reporting person.

                  Steel Partners II, L.P. ("Steel") is a Delaware limited partnership. The principal business of Steel is investing in the securities of micro-cap companies. The general partner of Steel is Steel Partners, L.L.C. ("Partners LLC"), a Delaware limited liability company. The principal business address of Steel and Partners LLC is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The sole executive officers and members of Partners LLC are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a member; and Lawrence Butler is President, Treasurer and a member. The principal business address of each of Warren G. Lichtenstein and Lawrence Butler is 750 Lexington Avenue, 27th Floor, New York, New York 10022. Each of the executive officers and directors of Partners LLC is a citizen of the United States of America.

                  The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group,

Inc., a NASDAQ company engaged in the electronics components business.

                  Richard Sandler is an attorney in private practice with an office at 844 Moraga Drive, Los Angeles, California 90049. Mr. Sandler is a citizen of the United States of America. Mr. Sandler is the sole trustee of each of the L&S 1981 Trusts and the M&L 1981 Trusts. The business address of each of the L&S 1981 Trusts and the M&L 1981 Trusts is 844 Moraga Drive, Los Angeles, California 90049.

                  Ronald LaBow is Chairman of the Board of WHX Corporation and President of Stonehill Investment Corp. Mr. LaBow's business address is 110 East 59th Street, New York, New York 10019. Mr. LaBow is a citizen of the United States of America.

                  Jack L. Howard is affiliated with the brokerage firm of Mutual Securities, Inc., a division of Cowles Sabol & Co. The principal business address of Jack L. Howard is 2927 Montecito Avenue, Santa Rosa, California 95404. Mr. Howard is a citizen of the United States of America.

                  Robert Frome is Senior Partner of Olshan Grundman Frome & Rosenzweig LLP, counsel to the Regency Shareholders Committee. Mr. Frome's business address is 505 Park Avenue, New York, New York 10022. Mr. Frome is a citizen of the United States of America.

                  During the past five years, none of Steel, Partners LLC, Warren G. Lichtenstein, Lawrence Butler, Richard Sandler, Ronald LaBow, Jack L. Howard or Robert Frome has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The  aggregate   purchase  price  for  the  6,519,625   Shares
purchased by Steel was $835,238. Steel used its working capital to purchase such Shares.

                  The aggregate purchase price for the 346,000 Shares purchased by Richard Sandler, individually, was approximately $56,888. Mr. Sandler used his personal funds to purchase such Shares.

                  The  aggregate   purchase  price  for  the  1,765,000   Shares
purchased by the M&L 1981 Trusts was approximately $388,300. The M&L 1981 Trusts used their working capital to purchase such Shares.

                  The aggregate purchase price for the 885,000 Shares purchased by the L&S 1981 Trusts was approximately $194,700. The L&S 1981 Trusts used their working capital to purchase such Shares.

                  The aggregate purchase price for the 50,000 Shares purchased by Jack Howard was $6,252.50. Mr. Howard used his personal funds to purchase such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Regency Shareholders Committee was formed because it believed that the market price of the Common Stock did not reflect the underlying value of the Issuer and believed that based upon its knowledge of the Issuer, the total or partial liquidation of the Issuer may have been in the best interests of the Issuer's stockholders. Since the time of its formation, the Regency Shareholders Committee has negotiated with various parties and pursued various alternatives in considering ways to maximize value for stockholders of the Issuer.

                  In furtherance thereof, pursuant to the terms of a Stock Purchase Agreement ("Purchase Agreement"), dated June 10, 1996, by and among Evergreen Acceptance Corporation ("Evergreen"), a wholly owned subsidiary of First Lincoln Holdings, Inc., each of the persons set forth on Schedule I attached thereto ("Sellers"), and Regency Equities Corp. ("Regency"), each of the undersigned, with the exception of Robert Frome, sold to Evergreen, effective June 11, 1996, all of the Shares owned by such party. Reference is made to Exhibit C for the complete terms of the Purchase Agreement. The Purchase Agreement provides, among other things, for the purchase by Evergreen of the Shares owned by each of the Sellers for $.05 per share upon delivery by each such Seller of its certificates representing the Seller's Shares to be purchased. The Purchase Agreement also provides for the granting of mutual releases among the various parties to the Purchase Agreement and certain related parties.

                  As described in Item 5, each member of the Regency Shareholders Committee sold all of its Shares to Evergreen, effective June 11, 1996, pursuant to the terms of the Purchase Agreement, and presently own no shares of Common Stock. Mr. Frome sold all Shares beneficially owned by him with the exception of 40,000 Shares.

                  Mr. Frome intends to hold his shares of Common Stock for investment purposes. Mr. Frome intends to review on a continuing basis his investment in the Issuer and may decide to increase or decrease such investment. The extent of any such increase or decrease would depend upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Mr. Frome, general stock market and economic conditions, tax considerations, and other factors. Except as otherwise indicated in this Item 4, Mr. Frome has no plans or proposals with respect to the Issuer that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  None of the undersigned, individually or in the aggregate, beneficially own 5% or greater of the outstanding Shares of Common Stock, and have no further 13D reporting obligations beyond this Amendment No. 3.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As reported in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, the Issuer had 87,283,661 shares of Common Stock outstanding on May 6, 1996. Effective June 10, 1996, Evergreen purchased all of the Shares beneficially owned by each member of the Regency Shareholders Committee, the Shares owned by Richard Sandler, beneficially and as trustee, and certain of the Shares beneficially owned by Robert Frome. Such Shares were sold for the amounts listed on Schedule A hereto.

                  Robert Frome and the Robert Frome Pension and Profit share sold 45,000 and 15,000 Shares, respectively, to Evergreen pursuant to the terms of the Purchase Agreement, and Mr. Frome presently owns 40,000 Shares. Mr. Frome has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by him.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On December 30, 1994, Steel, Ronald LaBow and Richard Sandler entered into an agreement providing for the sharing of costs incurred by the Regency Shareholders Committee in connection with the proxy contest to elect the Slate and agreed to indemnify nominees for directors of the Issuer selected by the Regency Shareholders Committee. A copy of the agreement has been filed as Exhibit A and incorporated herein by reference.

                  On June 10, 1996, the undersigned entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit C. See Item 4 for a brief description of the Purchase Agreement. Other than as described herein, there are no contracts, arrangements or understanding among the undersigned, or between the undersigned and any other Person, with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -    Agreement dated December 30, 1994,  among Steel,  Ronald
                        LaBow and Richard Sandler.

         Exhibit B -    Joint Filing Agreement among Steel, Warren Lichtenstein,
                        Lawrence Butler, Richard Sandler (individually and as trustee), Ronald LaBow and Jack L. Howard.

         Exhibit C -    Stock  Purchase  Agreement,  dated June 10, 1996, by and
                        among Evergreen Acceptance Corporation, each of the persons set forth on Schedule I attached thereto and Regency Equities Corp.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1996


                               STEEL PARTNERS II, L.P.,

                               By:      STEEL PARTNERS, L.L.C.,
                                        general partner


                               By: /s/ WARREN LICHTENSTEIN
                                   -----------------------
                                        Warren Lichtenstein,
                                        Chairman of the Board

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                               /s/ WARREN LICHTENSTEIN
                               -----------------------
                               WARREN LICHTENSTEIN

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                                 /s/ LAWRENCE BUTLER
                                 -------------------
                                 LAWRENCE BUTLER

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                               /s/ RICHARD SANDLER
                               -------------------
                               RICHARD SANDLER, individually and
                                   as Trustee

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                                /s/ RONALD LABOW
                                ----------------
                                RONALD LABOW

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                                 /s/ JACK HOWARD
                                 ---------------
                                 JACK HOWARD

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1996


                                /s/ ROBERT FROME
                                ----------------
                                ROBERT FROME

                                ROBERT FROME
                                PENSION & PROFIT SHARE

                                By: /s/ Robert Frome
                                    ----------------
                                     Robert Frome

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



  Shares of Common                  Price Per                     Date of
     Stock Sold                      Share                          Sale
     ----------                      -----                          ----

                             STEEL PARTNERS II, L.P.

     6,569,625                         $.05                      06/11/96



                                 RICHARD SANDLER

       346,875                         $.05                      06/11/96



                    M&L 1981 TRUSTS, RICHARD SANDLER TRUSTEE

     1,765,000                         $.05                      06/11/96



                    L&S 1981 TRUSTS, RICHARD SANDLER TRUSTEE

       885,000                         $.05                      06/11/96



                                   JACK HOWARD

        50,000                         $.05                      06/11/96



                                  ROBERT FROME

        45,000                         $.05                      06/11/96



                      ROBERT FROME PENSION AND PROFIT SHARE

        15,000                         $.05                      06/11/96

                                  EXHIBIT INDEX


Exhibit                                                                Page

A                 Agreement dated December 30,
                  1994, among Steel, Ronald LaBow
                  and Richard Sandler.  (previously
                  filed)

B                 Joint Filing Agreement among
                  Steel, Warren Lichtenstein,
                  Lawrence Butler, Richard Sandler
                  (individually and as trustee),
                  Ronald LaBow and Jack L. Howard.
                  (previously filed)

C                 Stock Purchase Agreement, dated                        27
                  June 10, 1996, by and among
                  Evergreen  Acceptance  Corporation,
                  each of the  persons  set  forth on
                  Schedule I attached  thereto  and
                  Regency  Equities Corp.